SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 and 13d-2

( Initial Filing )

Universal Stainless & Alloy Products, Inc.
(Name of Issuer)

       Common Stock                       913837100
(Title of class of securities)		      (CUSIP Number)


Check the following box if a fee is being paid with the statement         [ ]

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)




























CUSIP No. 913837100



	1	NAME OF REPORTING PERSON:  BEAR STEARNS ASSET MANAGEMENT INC.
			S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  06-1135192

 	2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*       	(a)	[    ]
                                                           				(b)	[    ]

 	3		SEC USE ONLY


 	4		CITIZENSHIP OR PLACE OF ORGANIZATION:    NEW YORK


   NUMBER OF SHARES    	5  	SOLE VOTING POWER:
                       			  688,100

  BENEFICIALLY         	6   SHARED VOTING POWER:
   OWNED BY               		-0-

   EACH REPORTING      	7 	SOLE DISPOSITIVE POWER:
	                         	688,100

   PERSON WITH         	8 	SHARED DISPOSITIVE POWER:


	9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
   	688,100

	10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:*[ ]


	11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
   	11.02

	12	TYPE OF REPORTING PERSON:*
 	  INVESTMENT ADVISOR


* SEE INSTRUCTIONS BEFORE FILLING OUT!

















Item 1(a): 	Name of Issuer:
		          Universal Stainless & Alloy Products, Inc.

Item 1(b): 	Address of Issuer's Principal Executive Offices:
		          600 Mayer Street
	          	Bridgeville, PA  15017

Item 2(a): 	Name of Person Filing:
          		Bear Stearns Asset Management Inc.

Item 2(b): 	Address of Principal Business Office:
          		575 Lexington Avenue
          		New York, NY 10167

Item 2(c):	 Citizenship:
		          Incorporated in New York

Item 2(d): 	Title of Class of Securities:
      	    	Common Stock

Item 2(e): 	Cusip Number:
	          	913837100

Item 3:		If this statement is filed pursuant to Rule 13d-1(b), or
         13d-2(d), check whether the person filing is a:
         (e) (x) investment advisor registered under Section 203 of the Investment Advisors Act of 1940.

Item 4:		Ownership:
       		(a)	Amount beneficially owned:  688,100

       		(b)	Percentage of class:  11.02

       		(c)	Number of shares as to which such person has:

          			(i)	Sole power to vote or to direct the vote:  688,100

          			(ii)	Shared power to vote or to direct the vote:  -0-

          			(iii)	Sole power to dispose or to direct the disposition of:
                   688,100

          			(iv)	Shared power to dispose or to direct the disposition:



* Bear Stearns Asset Management Inc. is the "beneficial owner", as that term is defined in the Commission's Rule 13d-3, of a total of 688,100 shares of common stock representing 11.02% of the outstanding common stock.







Item 5:		Ownership of five or less percent of a class:  Not applicable

Item 6:		Ownership of more than five percent on behalf of another
         person: Not applicable.

Item 7:		Identification and classification of the subsidiary which
         acquired the security being reported on by the Parent Holding
         Company:  Not applicable

Item 8:		Identification and classification of members of the group:
         Not applicable

Item 9:		Notice of Dissolution of group:  Not applicable

Item 10:	Certification:

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  					Bear Stearns Asset Management Inc.


January 27, 1999               				        /s/
  (Date)	                              Stehen A. Bornstein
				                                  	Executive Vice President